UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of FEBRUARY, 2005.

                        Commission File Number: 0-30464


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   FEBRUARY 14, 2005                  /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         IMA Exploration Inc. (the "Issuer")
         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6
         Phone:  (604) 687-1828

2.       DATE OF MATERIAL CHANGE

         February 14, 2005

3.       PRESS RELEASE

         The press release was released on February 14, 2005 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario, Alberta and Quebec Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Joseph Grosso
         Phone: (604) 687-1828

9.       DATE OF REPORT

         February 14, 2005.

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                   FEBRUARY 14, 2005

            FRIVOLOUS LAWSUIT SLOWS CANADIAN COMPANY'S DEVELOPMENT OF
                          WORLD CLASS SILVER DISCOVERY

IMA EXPLORATION INC. announces that the Company has offered $100,000 - "nuisance value" - to Aquiline Resources Inc. to settle their ongoing lawsuit. "We have offered Aquiline a nuisance value sum to put this nonsense behind us," explained Mr. Grosso. "We have to get back to running our company and focus our energies on the development of Navidad, our extraordinary silver discovery in Argentina".

IMA announced the discovery of its 100% owned Navidad silver project in Patagonia, Argentina, in March 2003. To date, IMA has defined an Indicated Resource of 268 million ounces of silver and 1.1 million tonnes of lead (50 g/t cut off, 80.8 M tonnes at 103 g/t silver and 1.45% lead), quickly making it one of the world's largest and purest silver deposits. In a suit filed in British Columbia in March 2004, Aquiline alleged IMA used confidential information to acquire Navidad.

"There is absolutely nothing to the claim," Mr. Grosso said. "If this ever gets to court, we are confident it will be thrown out. But we have a responsibility to our shareholders and we must focus on making the potential of Navidad a reality, not on legal fees to fight opportunistic lawsuits."

IMA is well financed to continue to test the numerous exploration targets at Navidad with significant drill programs. The Company has over 10 years experience in Argentina and is dedicated to the exploration and development of socially, economically and environmentally responsible mining opportunities.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
___________________________________
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Vice President Investor Relations, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                   2005 NUMBER 4